SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 5

The following table sets forth all transactions in the Shares effected since the filing of Amendment No. 5 by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share excludes commissions.

Date of Purchase / Sale	Shares Purchased / (Sold)	Price Per Share ($)
June 6, 2025	(35,437)	$11.7600
June 9, 2025	(63,592)	$11.7821
June 10, 2025	(438)	$11.7500
June 11, 2025	(5,116)	$11.7704
June 17, 2025	(21,809)	$12.7716
June 18, 2025	(17,198)	$12.2757
June 20, 2025	(31,953)	$12.2500
June 23, 2025	(89,414)	$12.4952